

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

| Filed in the office of | Document Number |
|---|---|
| Ross Miller<br>Secretary of State<br>State of Nevada | 20090696065-03<br>Filing Date and Time<br>09/22/2009 3:10 PM<br>Entity Number<br>E0507482009-1 |

# Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT — ABOVE SPACE IS FOR OFFICE USE ONLY

| | |
|---|---|
| **1. Name of Corporation:** | ML CAPITAL GROUP, INC. |
| **2. Registered Agent for Service of Process:** (check only one box) | [X] Commercial Registered Agent: CSC SERVICES OF NEVADA, INC. (Name)<br>[ ] Noncommercial Registered Agent (name and address below) *OR* [ ] Office or Position with Entity (name and address below)<br>Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity:<br>Street Address: City: Nevada Zip Code:<br>Mailing Address (if different from street address): City: Nevada Zip Code: |
| **3. Authorized Stock:** (number of shares corporation is authorized to issue) | Number of shares with *par value:* 100,000,000 — Par value per share: $ 0.0001 — Number of shares *without par value:* |
| **4. Names and Addresses of the Board of Directors/Trustees:** (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees) | 1) MILTON M. MASSON (Name)<br>9565 E POINSETTIA DR (Street Address), SCOTTSDALE (City), AZ (State), 85250 (Zip Code)<br>2) LISA NELSON (Name)<br>14027 N CAMEO DR (Street Address), FOUNTAIN HILLS (City), AZ (State), 85268 (Zip Code) |
| **5. Purpose:** (optional; see instructions) | *The purpose of the corporation shall be:* |
| **6. Name, Address and Signature of Incorporator:** (attach additional page if more than one incorporator) | CSCSERVICES OF NEVADA, INC. (Name) — X [signature] (Incorporator Signature)<br>502 EAST JOHN STREET (Address), CARSON CITY (City), NV (State), 89706 (Zip Code) |
| **7. Certificate of Acceptance of Appointment of Registered Agent:** | *I hereby accept appointment as Registered Agent for the above named Entity.*<br>X [signature] — Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date: 9/22/09 |

*This form must be accompanied by appropriate fees.*

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

# (PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT AND STATE BUSINESS LICENSE APPLICATION OF:

FILE NUMBER

ML CAPITAL GROUP, INC.

E0507482009-1

NAME OF CORPORATION

FOR THE FILING PERIOD OF   9/2009   TO   9/2010


*100101*

**\*\*YOU MAY FILE THIS FORM ONLINE AT www.nvsos.gov\*\***

The entity's duly appointed registered agent in the State of Nevada upon whom process can be served is:

CSC SERVICES OF NEVADA, INC. (Commercial Registered Agent)
502 EAST JOHN STREET
CARSON CITY, NV 89706  USA

A FORM TO CHANGE REGISTERED AGENT INFORMATION IS FOUND AT:  www.nvsos.gov

| Filed in the office of | Document Number |
| --- | --- |
| *signature* Ross Miller Secretary of State State of Nevada | 20090727342-36 |
| | Filing Date and Time |
| | 10/06/2009 10:36 AM |
| | Entity Number |
| | E0507482009-1 |

(This document was filed electronically.)
ABOVE SPACE IS FOR OFFICE USE ONLY

USE BLACK INK ONLY - DO NOT HIGHLIGHT

☐ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to registered agent.)

*IMPORTANT: Read instructions before completing and returning this form.*

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. An Officer must sign the form. *FORM WILL BE RETURNED IF UNSIGNED.*
2. If there are additional officers, attach a list of them to this form.
3. Initial list fee is $125.00. A $75.00 penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office.
4. State business license fee is $200.00. Effective 2/1/2010, $100.00 must be added for failure to file form by deadline.
5. Make your check payable to the Secretary of State.
6. **Ordering Copies:** If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. **A copy fee of $2.00 per page** is required for **each additional copy** generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.
7. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, Nevada 89701-4201, (775) 684-5708.
8. Form must be in the possession of the Secretary of State on or before the last day of the first month following the initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include initial list and business license fees will result in rejection of filing.

INITIAL LIST FILING FEE: $125.00       LATE PENALTY: $75.00       BUSINESS LICENSE FEE: $200.00       LATE PENALTY: $100.00

| CHECK ONLY IF APPLICABLE | Section 7(2) Exemption Codes |
| --- | --- |
| ☐ Pursuant to NRS, this corporation is exempt from the business license fee. Exemption code: | 001 - Governmental Entity |
| ☐ Month and year your State Business License expires:    20 | 002 - 501(c) Nonprofit Entity |
| | 003 - Home-based Business |
| ☐ This corporation is a publicly traded corporation. The Central Index Key number is: | 004 - Natural Person with 4 or less rental dwelling units |
| ☐ This publicly traded corporation is not required to have a Central Index Key number. | 005 - Motion Picture Company |

| NAME | TITLE(S) |
| --- | --- |
| MILTON MASSON | PRESIDENT (OR EQUIVALENT OF) |

| ADDRESS | CITY | STATE | ZIP CODE |
| --- | --- | --- | --- |
| 9565 E. POINSETTIA DR , USA | SCOTTSDALE | AZ | 85250 |

| NAME | TITLE(S) |
| --- | --- |
| LISA NELSON | SECRETARY (OR EQUIVALENT OF) |

| ADDRESS | CITY | STATE | ZIP CODE |
| --- | --- | --- | --- |
| 14027 N. CAMEO DR. , USA | FOUNTAIN HILLS | AZ | 85268 |

| NAME | TITLE(S) |
| --- | --- |
| LISA NELSON | TREASURER (OR EQUIVALENT OF) |

| ADDRESS | CITY | STATE | ZIP CODE |
| --- | --- | --- | --- |
| 14027 N. CAMEO DR. , USA | FOUNTAIN HILLS | AZ | 85268 |

| NAME | TITLE(S) |
| --- | --- |
| MILTON MASSON | DIRECTOR |

| ADDRESS | CITY | STATE | ZIP CODE |
| --- | --- | --- | --- |
| 9565 E. POINSETTIA DR , USA | SCOTTSDALE | AZ | 85250 |

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of sections 6 to 18 of AB 146 of the 2009 session of the Nevada Legislature and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

**X** MILTON MASSON

**Signature of Officer**

| Title | Date |
| --- | --- |
| PRESIDENT | 10/6/2009 10:33:13 AM |



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

| Filed in the office of | Document Number |
| --- | --- |
| *[signature]* Ross Miller Secretary of State State of Nevada | 20090696065-03 |
| | Filing Date and Time 09/22/2009 3:10 PM |
| | Entity Number E0507482009-1 |

# Articles of Incorporation
### (PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT                    ABOVE SPACE IS FOR OFFICE USE ONLY

| | |
| --- | --- |
| **1. Name of Corporation:** | ML CAPITAL GROUP, INC. |
| **2. Registered Agent for Service of Process:** (check only one box) | [X] Commercial Registered Agent: CSC SERVICES OF NEVADA, INC.  Name  [ ] Noncommercial Registered Agent  OR  [ ] Office or Position with Entity  (name and address below)  (name and address below)  Name of Noncommercial Registered Agent  OR  Name of Title of Office or Other Position with Entity  Street Address    City    Nevada    Zip Code  Mailing Address (if different from street address)    City    Nevada    Zip Code |
| **3. Authorized Stock:** (number of shares corporation is authorized to issue) | Number of shares with par value: 100,000,000    Par value per share: $ 0.0001    Number of shares without par value: |
| **4. Names and Addresses of the Board of Directors/Trustees:** (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees) | 1) MILTON M. MASSON  Name  9565 E POINSETTIA DR    SCOTTSDALE    AZ    85250  Street Address    City    State    Zip Code  2) LISA NELSON  Name  14027 N CAMEO DR    FOUNTAIN HILLS    AZ    85268  Street Address    City    State    Zip Code |
| **5. Purpose:** (optional; see instructions) | The purpose of the corporation shall be: |
| **6. Name, Address and Signature of Incorporator:** (attach additional page if more than one incorporator) | CSC SERVICES OF NEVADA, INC.    X *[signature]* C. Wontcot  Name    Incorporator Signature  502 EAST JOHN STREET    CARSON CITY    NV    89706  Address    City    State    Zip Code |
| **7. Certificate of Acceptance of Appointment of Registered Agent:** | I hereby accept appointment as Registered Agent for the above named Entity.  X *[signature]* C. Wontcot    9/22/09  Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity    Date |

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

## ARIZONA CORPORATION COMMISSION
## CORPORATIONS DIVISION COVER SHEET

### USE A SEPARATE COVER SHEET FOR EACH DOCUMENT

ARE YOU FILING:  ☒ New Entity   ☐ Change to existing entity   ☐ Re-submission/Correction

**PLEASE COMPLETE ALL APPROPRIATE SECTIONS**
Type in Corp/LLC Name: _____

| FILING TYPE | | REGULAR SERVICE FEE | EXPEDITED SERVICE FEE |
|---|---|---|---|
| ☐ Articles of Domestication | | ☐ $100.00 | ☐ $135.00 |
| ☐ Articles of Incorporation (Profit) | | $ 60.00 | $ 95.00 |
| ☐ Articles of Incorporation (Non Profit) | | $ 40.00 | $ 75.00 |
| ☐ Articles of Organization (Limited Liability Company) | | ☐ $ 50.00 | $ 85.00 |
| ☒ Application For Authority (Business) | | $175.00 | ☒ $210.00 |
| ☐ Application to Conduct Affairs (Non Profit) | | $175.00 | $210.00 |
| ☐ Application for New Authority | | $175.00 | $210.00 |
| ☐ Application for Registration | | $150.00 | $185.00 |
| ☐ Articles of Amendment | | $ 25.00 | $ 60.00 |
| ☐ Articles of Amendment & Restatement | | $ 25.00 | $ 60.00 |
| ☐ Articles of Correction | | $ 25.00 | $ 60.00 |
| ☐ Articles of Merger/Share Exchange | | $100.00 | $135.00 |
| ☐ Articles of Merger (Limited Liability Company) | | $ 50.00 | $ 85.00 |
| ☐ Affidavit of Publication | | $ 0.00 | $ 35.00 |
| ☐ CORPORATIONS -Certified Copies* <br> *If copies are for different entities the Expedite fee applies to each entity | | ☐ $5.00 Each <br> (_____) (Enter Quantity) | ☐ $40.00 <br> (_____) (Enter Quantity) |
| ☐ LLCs - Certified Copies* <br> *If copies are for different entities the Expedite fee applies to each entity | | ☐ $10.00 Each <br> (_____) (Enter Quantity) | ☐ $45.00 <br> (_____) (Enter Quantity) |
| ☐ Good Standing Certificate* <br> *If Good Standing Certificates are for different entities the Expedite fee applies to each entity | | ☐ $10.00 Each <br> (_____) (Enter Quantity) | ☐ $45.00 <br> (_____) (Enter Quantity) |
| ☐ Other: _____ | | ☐ Regular Fee | ☐ Expedite Fee |

**SELECT PAYMENT TYPE:**  DO NOT WRITE YOUR CREDIT CARD NUMBER ON THIS FORM

☒ Check            Check # _____          Check Amount $ 210.00

☐ M.O.D. Account   MOD Acct # _____        Mod Amount  $ _____

☐ Cash                                            Cash Amount $ _____

☐ Credit Card -- for in-person filings only       CC Amount   $ _____

☐ No fee required

SELECT ONE RETURN DELIVERY OPTION: ☒ Mail   ☐ Pick Up   ☐ Fax # (_____) _____

**REQUIRED:** Please list the person or company who will be picking up the completed documents.
DOCUMENTS WILL BE MAILED IF THEY ARE NOT PICKED UP IN A TIMELY MANNER (APPROXIMATELY TWO WEEKS).

Person or Company Name: Lisa Nelson          Phone Number: (480) 516-3394

Address: 16810 Ave of Fountains Ste - 101

City: Fountain Hills     State: AZ.     Zip: 85268

| FOR ARIZONA CORPORATION COMMISSION USE ONLY | |
|---|---|
| PICK-UP BY: | DATE: |

View current process times at: www.azcc.gov/Divisions/Corporations

CFCVLR REV 03/13/2009

# CERTIFICATE OF DISCLOSURE

A.R.S. §10-202(D) (for-profits and financial institutions) or §10-3202(D) (nonprofits)

mL Capital Group INC.

EXACT CORPORATE NAME

A. Has any person (i) who is currently an officer, director, trustee, incorporator, or (ii) (for-profits and financial institutions only) who controls or holds over 10% of the issued and outstanding common shares or 10% of any other proprietary, beneficial or membership interest in the corporation been:
1. Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the seven-year period immediately preceding the execution of this Certificate?
2. Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses, or restraint of trade or monopoly in any state or federal jurisdiction within the seven-year period immediately preceding the execution of this Certificate?
3. Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the seven-year period immediately preceding the execution of this Certificate wherein such injunction, judgment, decree or permanent order:
   (a) Involved the violation of fraud or registration provisions of the securities laws of that jurisdiction; or
   (b) Involved the violation of the consumer fraud laws of that jurisdiction; or
   (c) Involved the violation of the antitrust or restraint of trade laws of that jurisdiction?

Yes_____ No__X__

B. IF YES, the following information MUST be attached:

1. Full name, prior name(s) and aliases, if used.
2. Full birth name.
3. Present home address.
4. Prior addresses (for immediate preceding 7-year period).
5. Date and location of birth.

6. The nature and description of each conviction or judicial action, including the date and location, the court and public agency involved and file or cause number of case.

C. Has any person (i) who is currently an officer, director, trustee, incorporator, or (ii) (for-profits and financial institutions only) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation served in any such capacity or held a twenty per cent interest in any other corporation in any jurisdiction on the bankruptcy or receivership of the other corporation?

Yes_____ No__X__

IF YOUR ANSWER TO THE ABOVE QUESTION IS "YES", YOU MUST ATTACH THE FOLLOWING INFORMATION FOR EACH CORPORATION:

1. Name and address of the other corporation.
2. Full name (including aliases) and address of each person involved.
3. State(s) in which the other corporation:
   (a) was incorporated.
   (b) has transacted business.

4. Dates of corporate operation.
5. Case information for bankruptcy or receivership (date, case number, court).

Under penalties of law, the undersigned incorporator(s)/officer(s)/director(s) declare(s) that I(we) have examined this Certificate, including any attachments, and to the best of my(our) knowledge and belief it is true, correct and complete, and hereby declare as indicated above. THE SIGNATURE(S) MUST BE DATED WITHIN THIRTY (30) DAYS OF THE DELIVERY DATE.

BY _Lisa A. Nelson._____ BY _____

PRINT NAME _Lisa A. Nelson_____ PRINT NAME _____

TITLE _Secretary Treasurer_ DATE _5/26/10_ TITLE _____ DATE _____

ARIZONA CORPORATIONS: ALL INCORPORATORS MUST SIGN THE INITIAL CERTIFICATE OF DISCLOSURE. If within sixty days any person becomes an officer, director, trustee or (for-profits or financial institutions) person controlling or holding over 10% of the issued and outstanding shares or 10% of any other proprietary, beneficial, or membership interest in the corporation and the person was not included in this disclosure, the corporation must file a SUPPLEMENTAL certificate signed by at least one duly authorized officer of the corporation.

FOREIGN CORPORATIONS: MUST BE SIGNED BY AT LEAST ONE DULY AUTHORIZED OFFICER OF THE CORPORATION.

FINANCIAL INSTITUTIONS: MUST BE SIGNED BY TWO (2) DULY AUTHORIZED OFFICERS OR DIRECTORS OF THE CORPORATION.

**DO NOT PUBLISH THIS SECTION**

**5.a.** The street address of the known place of business of the foreign corporation in Arizona IF DIFFERENT from the street address of the statutory agent is:

16810 Ave of Fountains Ste 101
Fountain Hills, AZ 85268

**5.b.** Indicate to which address the Annual Report should be mailed.

**5.b.** The Annual Report and general correspondence should be mailed to the address specified above in section 4_____ or 5a___X___.

**6.** If the purpose of your corporation has any limitations please indicate. If not, state no limitations or leave blank.

**6.** The purpose of the corporation is to engage in any and all lawful business in which corporations may engage in the state, province or country under whose law the foreign corporation is incorporated, with the following limitations if any:

NONE

**7.** The names and business addresses of the current directors and officers of the foreign corporation are: (Attach additional sheets if necessary.)

Name: Lisa Nelson, Secretary / Treasurer [title]
Address: 16810 Ave of Fountains Ste -101
City, State, Zip Fountain Hills, AZ 85268

Name: Milton M. Mason, [title] President
Address: 9596 East Poinsettia Dr
City, State, Zip Scottsdale, AZ 85250

Name: _____ [title]
Address: _____
City, State, Zip _____

**8.** The total number of shares authorized (not issued) cannot be blank or "Not Applicable." Number must match Articles of Incorporation in domicile state.

**8.** The foreign corporation is authorized to issue 100,000,000 shares, itemized as follows: (Attach additional sheets if necessary.)

100 million shares of COMMON [class or series] stock at
_____ par value or par value of $ .0001 per share.

_____ shares of _____ [class or series] stock at
_____ no par value or par value of $_____ per share.

_____ shares of _____ [class or series] stock at
_____ no par value or par value of $_____ per share.

**DO NOT PUBLISH THIS SECTION**

9. The total number of shares issued cannot be blank or "Not Applicable." If no shares have been issued, put the word "none" or "zero" or the number 0. Include only shares actually issued in this section.

The Application must be accompanied by the following:
① A Certificate of Disclosure, executed within 30 days of delivery to the Commission, by a duly authorized officer

② A certified copy of your articles of incorporation, all amendments and mergers (AZ Const. Art. XIV. § 8) and a certificate of existence or document of similar import duly authenticated (within 60 days) by the official having custody of corporate records in the state, province or country under whose laws the corporation is incorporated.

The agent must consent to the appointment by executing the consent.

9. The foreign corporation has issued ___55 million___ shares, itemized as follows:

___55 million___ shares of ___COMMON___ [class or series] stock at ___no par value or par value of $___.0001___ per share.

_____ shares of _____ [class or series] stock at _____ no par value or par value of $_____ per share.

_____ shares of _____ [class or series] stock at _____ no par value or par value of $_____ per share.

10. The character of business the foreign corporation initially intends to conduct in Arizona is:

___Business Consulting___

Dated this ___26th___ day of ___MAY___ ___2010___.

Executed by ___Lisa A. Nelson___
                 Duly Authorized Officer or Director

___Lisa A. Nelson-___
[print name]                              [title]

PHONE _____          FAX _____
         [optional]                            [optional]

ACCEPTANCE OF APPOINTMENT BY STATUTORY AGENT

The undersigned hereby acknowledges and accepts the appointment as statutory agent of this corporation effective this ___26___ day of ___MAY___ ___2010___.

___Lisa A. Nelson___
Signature

___Lisa A. Nelson___
[Print Name]

_____
[If signing on behalf of a company serving as statutory agent, print company name here]